

July 26, 2011

Via E-mail
Mr. Ronald Cami
IVD Holdings Inc.
IVD Acquisition Corporation
c/o TPG Capital, L.P.
345 California Street, Suite 3300
San Francisco, California 94104

> **Re:** **Immucor, Inc.**
> **Schedule TO**
> **Filed on July 15, 2011**
> **File No. 005-37473**

Dear Mr. Cami:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure that your next amendment, and all subsequent amendments, are executed by all filing persons.

2. Please file all financing documents as exhibits to your Schedule TO. See Item 1016(b) of Regulation M-A.

Financial Projections, page 12

3.   We note that you have included non-GAAP financial measures in this section. Please
        provide the additional disclosure required by Rule 100(a) of Regulation G, or advise as to
        why you believe that this is not required.

Representation and Warranties, page 30

4.   We note your statements that the merger agreement has been provided solely to inform
        security holders of its terms and is not intended to provide any other factual information
        about Immucor; that the assertions embodied in the representations and warranties
        contained in the merger agreement were made solely for purposes of the merger
        agreement; and that security holders are not third-party beneficiaries under the merger
        agreement and should not rely on the representations, warranties and covenants or any
        descriptions thereof as characterizations of the actual state of facts or condition of
        Immucor, Parent or Purchaser or any of their respective subsidiaries or affiliates. Please
        revise to remove any implication that the merger agreement does not constitute public
        disclosure under the federal securities laws.

Short-Form Merger, page 50

5.   You state that you could seek to purchase additional shares of common stock in the open
        market or otherwise in order to reach the 90% threshold and effect a short-form merger,
        and that the consideration per share paid for any shares so acquired may be greater or less
        than that paid in the offer. Please disclose the implications of this course of action under
        Rule 13e-3, given that the price per share paid in these transactions may be less than that
        paid in the offer, and that purchases may be made using undisclosed methods. See
        Rule 13e-3(g)(1).

Certain Conditions of the Offer, page 52

6.   We note that the while you have received a commitment letter to finance the purchase of
        securities, the offer is subject to a financing condition. Generally, when an offeror's
        ability to obtain financing is uncertain, a material change will occur in the information
        previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), an
        offeror is required to promptly file an amendment to its Schedule TO disclosing this
        material change. Please confirm that you will disseminate the disclosure of this change
        in a manner reasonably calculated to inform security holders as required by
        Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer
        following disclosure of the change or that the offer will be extended so that at least five
        business days remain in the offer. Refer to SEC Release Nos. 34-23421 (July 11, 1986 at
        footnote 70) and 34-24296 (April 3, 1987).

7.   We note that funding of the Equity Financing is subject to substantially simultaneous consummation of the merger, funding of the Debt Financing is subject to substantially simultaneous funding of the Equity Financing, and funding of the Debt Financing is a condition of the offer. All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Given your disclosure that the merger will occur following consummation of the offer, and subject to the satisfaction or waiver of certain conditions, including the acquisition of certain approvals, please revise your disclosure accordingly.

8.   We note your statement that the listed conditions are in addition to, and not a limitation of, your rights and obligations to terminate the offer pursuant to the merger agreement. Please revise your disclosure to include all conditions to the offer in this section.

9.   We refer to the disclosure in the last paragraph of this section regarding your failure to assert conditions. Please note that if a condition is triggered and you determine to proceed with the offer anyway, we believe that this amounts to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. In addition, when a condition is triggered by events that occur prior to expiration, you should promptly inform holders of how you intend to proceed, rather than wait until expiration, unless satisfaction of the particular condition may be determined only upon expiration. Please confirm your understanding of these points.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Jonathan M. Grandon, Esq.
        Ropes & Gray LLP